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                               January 12, 2022

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2021
                                                            CIK No. 0001817511

       Dear Mr. Nguyen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed December 21, 2021

       Cover Page

   1. We note your registration statement covers a primary offering and a secondary offering.
                                                        Please clarify whether
the firm commitment covers both the primary and secondary
                                                        offering. Please also
clarify whether the selling stockholders are selling at a fixed price or at market prices. With
respect to the secondary offering, please revise your disclosure so that the amount of
securities to be registered, the offering price and fee payable with respect to the
secondary offering are separately allocated in the fee table. To the extent that the selling
stockholders are selling their shares at market prices, please calculate the fee using Rule 457(c),
or tell us why you believe this section of Rule 457 is inapplicable.
 Dennis Nguyen
FirstName  LastNameDennis
Society Pass Incorporated Nguyen
Comapany
January 12,NameSociety
            2022         Pass Incorporated
January
Page 2 12, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
34

2. Please revise to provide the information required by Item 303 of Regulation S-K for the two-year period covered by the financial statements included in the filing. See Instruction
         1 to Item 303(b).

Executive Compensation, page 88

3. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K.
Principal and Selling Stockholders, page 89

4. Please describe the transaction(s) in which the selling stockholders acquired the warrants and shares that they are offering for resale. In this regard, it appears that the number of warrants being registered for resale is greater than the number of warrants currently outstanding.
5. Please include the number of warrants that are being sold by each selling stockholder in your selling stockholder chart.
       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services